Exhibit 99.1

Company Contact:

Tom Howitt

Chief Financial Officer

tom.howitt@gtg.com.au

Phone: +61-3-8412-7000

www.gtg.com.au

ANNOUNCEMENT PURSUANT TO NASDAQ MARKETPLACE RULE 4803(a)

MELBOURNE, Australia – Monday, January 5, 2009 - Genetic Technologies Limited (NASDAQ GM: GENE; ASX: GTG) today announced that it had received a Nasdaq Staff Deficiency Letter concerning its non-compliance with Nasdaq’s audit committee requirement for continued listing as set forth in Marketplace Rule 4350.  This non-compliance resulted from the recent changes in the composition of the Company’s Board of Directors, reducing the number of independent members of the audit committee to two.

Nasdaq has provided the Company with a grace period within which to achieve compliance with the Rule.  The Company fully expects to regain compliance as soon as reasonably possible.

This announcement is being made in compliance with Nasdaq Marketplace Rule 4803(a), which requires prompt disclosure of receipt of a non-compliance letter.